UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.	2 )*
BioVeris Corporation
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
090676107
(CUSIP Number)
Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland +41-61-688-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 26, 2007
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090676107
1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Roche Holding Ltd
2.		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions) Internally generated funds
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,000 shares of Common Stock 1,000 shares of Series B Preferred Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,000 shares of Common Stock 1,000 shares of Series B Preferred Stock
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 shares of Common Stock 1,000 shares of Series B Preferred Stock
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 100%
14.		Type of Reporting Person (See Instructions) CO

Item 1.  Security and Issuer

Item 1 is hereby amended and restated in its entirety to read as follows:

The classes of equity securities to which this statement relates are 1,000 shares of common stock, par value $0.01 per share (the “Common Stock”), of BioVeris Corporation, a Delaware corporation (the “Issuer”), and 1,000 shares of Series B preferred stock, par value of $0.001 per share, of the Issuer, (the “Preferred Stock”).  The principal executive offices of the Issuer are located at 16020 Industrial Drive, Gaithersburg, Maryland 20877.

Item 2.  Identity and Background

Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

The Agreement and Plan of Merger described in Item 4 of this amendment to Schedule 13D (the terms of which are hereby incorporated by reference) was entered into among Roche, Lili Acquisition Corporation, an indirect wholly-owned subsidiary of Roche (“Merger Sub”), and the Issuer.  The purchase price for the BioVeris Common Stock was $21.50 in cash, without interest.  Such purchase price was funded through internally generated funds.

The Transaction Agreement described in Item 4 of this amendment to Schedule 13D (the terms of which are hereby incorporated by reference) was entered into between Roche and Samuel J. Wohlstadter.  The purchase price for all outstanding shares of Preferred Stock was $2.75 million in cash.  Such purchase price was funded through internally generated funds.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and restated in its entirety to read as follows:

(a)-(b)  On April 4, 2007, Roche, Merger Sub, and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Issuer (the “Merger”) with the Issuer surviving the merger as an indirect wholly-owned subsidiary of Roche, upon the terms and subject to the conditions set forth in the Merger Agreement.  On June 26, 2007, the Merger occurred.  A copy of the Merger

Agreement was included as Exhibit 1 to the Schedule 13D filed by Roche on April 13, 2007.  The description of the Merger Agreement contained herein is qualified in its entirety by reference to such Exhibit 1, which is incorporated herein by reference.

In connection with the execution of the Merger Agreement, Roche entered into an agreement with Mr. Wohlstadter, dated as of April 4, 2007 (the “Transaction Agreement”) pursuant to which Mr. Wohlstadter entered into a non-disclosure and non-solicitation agreement, and at the Effective Time (as defined in the Merger Agreement), Roche purchased all of the shares of Preferred Stock owned by Mr. Wohlstadter, and Mr. Wohlstadter released all claims he may have had in connection with the Preferred Stock for aggregate consideration paid to Mr. Wohlstadter of $2.75 million in cash.  A copy of the Transaction Agreement was included as Exhibit 3 to the Schedule 13D filed by Roche on April 13, 2007. The description of the Transaction Agreement contained herein is qualified in its entirety by reference to such Exhibit 3, which is incorporated herein by reference.

(c)  Not applicable.

(d)  As a result of the Merger and pursuant to the terms of the Merger Agreement, effective June 26, 2007, the Board of Directors and all officers of the Issuer resigned and were replaced by employees of Roche.

(e)  As a result of the Merger, effective June 26, 2007, the number of shares of Common Stock that the Issuer is authorized to issue is 1,000.

(f)  Not applicable.

(g)  Pursuant to the terms of Merger Agreement, upon consummation of the merger, the Certificate of Incorporation and Bylaws of the Issuer were amended.  Under the Amended and Restated Certificate of Incorporation, the total number of shares of stock which BioVeris has the authority to issue is 1,000 shares of Common Stock and 1,000 shares of Preferred Stock.  A copy of the Amended and Restated Certificate of Incorporation is included as Exhibit 1 hereto.

(h)  Upon consummation of the Merger, the Common Stock was de-listed from and is no longer quoted on the Nasdaq Global Market.

(i)  Upon consummation of the Merger, the Common Stock is now eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Not applicable.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement, the Transaction Agreement, and the Amended and Restated Certificate of Incorporation is qualified in its entirety by reference to the full texts of the Merger Agreement, the Transaction Agreement, and the Amended and Restated Certificate of Incorporation, the terms of each of which are incorporated herein by reference to Exhibits 1 and 3 of the Schedule 13D filed April 13, 2007 and Exhibit 1 hereto. Except as set forth in this amendment to Schedule 13D, the Merger Agreement, the Transaction Agreement and the Amended and Restated Certificate of Incorporation.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)  Roche has acquired and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, beneficially owns 1,000 shares of BioVeris Common Stock, representing all of the outstanding Common Stock of the Issuer, and 1,000 shares of Preferred Stock, representing all of the outstanding shares of Preferred Stock, (together the “Shares”).

(b)  Roche has sole power to vote and to dispose of 100% of the Shares.

(c)  As a result of the Merger and pursuant to the terms of the Transaction Agreement, Roche now beneficially owns all of the Shares.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Amended and Restated Certificate of Incorporation of BioVeris Corporation filed June 26, 2007.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 6, 2007

ROCHE HOLDING LTD

By:	/s/ Bruno Maier
Name: Bruno Maier
Title: Director

By:	/s/ Beat Kraehenmann
Name: Beat Kraehenmann
Title: Director